Mitchell S. Nussbaum Partner 901 New York Avenue NW 3rd Floor East Washington, DC 20001-4432	Direct Main Fax	212.407.4159 202.434.8290 212.504.3013
mnussbaum@loeb.com

January 4, 2012

Mr. Nicholas Panos Senior Special Counsel Securities and Exchange Commission Office of Mergers & Acquisitions Mail Stop 3720 100 F Street, N.E. Washington, DC 20549-3628
Re:	ChinaCast Education Corporation Definitive Additional Materials on Schedule 14A File No. 001-33771

Dear Mr. Panos:

This letter sets forth ChinaCast Education Corporation’s (the “Company”) response to oral comments provided to the Company’s counsel on December 29, 2011 from the Staff of the Securities Exchange Commission regarding the Company’s Definitive Additional Materials on Schedule 14A filed on December 27, 2011 (the “Presentation”). The Company has today filed additional proxy solicitation materials (the “Press Release”) which correct the following language identified by the Staff on page 17 of the Presentation:

“Upon receiving an unsolicited bid for 100% of the Company shares…, the Company was advised by legal counsel…”

As discussed, the following language in the Press Release serves to correct the language in the presentation:

“First, to clarify earlier disclosure, after the Company received the third party offer (not contemporaneously), counsel for the Company advised the Company that the offer constituted material non-public information and accordingly, a blackout period was in effect.”

Thank you for your attention to this matter.

Sincerely, Mitchell S. Nussbaum Partner

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